January 15, 2008

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Sentinel Group Funds, Inc. (“Registrant”)
Registration Statement on Form N-14; File No. 333-147375

Ladies and Gentlemen:

On behalf of the Registrant, I hereby request, pursuant to Rule 477 under the Securities Act of
1933, as amended, the withdrawal of the Registrant’s Post-Effective Amendments 1, 2 and 3 to
its Registration Statement on Form N-14 (“Amendment”) filed with the U.S. Securities and
Exchange Commission on December 28, 2007 (Edgar Accession No. 0001206774-07-002987);
January 11, 2007 (Edgar Accession No. 0000225843-08-000005) and January 14, 2008 (Edgar
Accession No. 0000225843-08-000010).

Contrary to our prior belief, we now understand that the Registration Statement had not been declared effective. Consistent with our discussions with SEC staff, we intend to file a new pre-
effective amendment to the Registration Statement shortly and request the acceleration of its effectiveness.

Please call me at (802) 229-7410 if you have any questions.

Sincerely,

/s/ Kerry A. Jung
Kerry A. Jung
Secretary

Sentinel Group Funds, Inc.                One National Life Drive              Montpelier, VT 05604